

U
SECURITIES AN **08030469**
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 09 2008

Washington, DC
103

AB
3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Financial Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    15745 Roller Coaster Road
(No. and Street)

Colorado Springs	CO	80921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Florence R. Klein   719-488-9266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Nancy G. Higham, CPA
(Name – *if individual, state last, first, middle name*)

11590 Black Forest Road, Suite 30,	Colorado Springs,	CO	80908
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

E MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AB
3/24

OATH OR AFFIRMATION

I, <u>Florence R. Klein</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>American Classic Financial Company</u>, as of <u>December 31,</u>, 20 <u>07</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

_____   _____

_____   _____

_____   _____

<u>Florence R. Klein</u>
Signature

<u>President</u>
Title

<u>Joanne Belveal</u>
Notary Public

My Commission Expires 11/04/2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN CLASSIC FINANCIAL COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 2007

Nancy G. Higham, CPA, PC
Certified Public Accountants

NANCY G. HIGHAM, CPA, PC
11590 BLACK FOREST ROAD, SUITE 30
COLORADO SPRINGS, CO 80908
719-495-6153
800-337-4650

Independent Auditor's Report

To the Board of Directors
American Classic Financial Company

We have audited the accompanying statement of financial condition of American Classic Financial Company as of December 31, 2007, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Financial Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC
February 22, 2008

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA₁₂

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a)   [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

American Classis Financial Company [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

15745 Roller Coaster Road [20]

(No. and Street)

Colorado Spgs. [21]   CO [22]   80921 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.

8-40283 [14]

FIRM I.D. NO.

24099 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/07 [24]

AND ENDING (MM/DD/YY)

12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence R. Klein [30]

(Area Code) — Telephone No.

719-488-9266 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

_____ [32]		_____ [33]
_____ [34]		_____ [35]
_____ [36]		_____ [37]
_____ [38]		_____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____

Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Higham, Nancy Green

| | 70 |

ADDRESS

11590 Black Forest Rd #30 | 71 | Colorado Spgs | 72 | CO | | 73 | 80908 | | 74 |

| Number and Street | City | State | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	American Classic Financial Company	N 3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 | 99 |
SEC FILE NO. 8-40283 | 98 |

Consolidated | 198 |
Unconsolidated | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$ 37,864	200			$ 37,864	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	32,196	295				
	B. Other	12,701	300	$	550	44,897	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	105,239	424				
	E. Spot commodities		430			105,239	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ _____ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $ _____ 150						
	B. Other securities $ _____ 160		460		630		880
7.	Secured demand notes: Market value of collateral:						
	A. Exempted securities $ _____ 170						
	B. Other securities $ _____ 180		470		640		890
8.	Memberships in exchanges:						
	A. Owned, at market $ _____ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.		188,000	540	$	740	$ 188,000	940

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	American Classis Financial Company	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND

CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 $		1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	8,688	1115		1305	8,688	1540
15. Payable to non-customers		1155	12,300	1355	12,300	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders 970						
2. includes equity subordination (15c3-1(d)) of... $ 980						
B. Securities borrowings, at market value from outsiders $ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ 1000						
2. includes equity subordination (15c3-1(d)) of... $ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 8,688	1230	$ 12,300	1450	$ 20,988	1760

Ownership Equity

21. Sole Proprietorship				1770
22. Partnership (limited partners)		1020		1780
23. Corporation:				
A. Preferred stock			680	1791
B. Common stock			5,000	1792
C. Additional paid-in capital			102,004	1793
D. Retained earnings			60,328	1794
E. Total			168,012	1795
F. Less capital stock in treasury		(	1,000	1796
24. TOTAL OWNERSHIP EQUITY $			167,012	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY $			188,000	1810

OMIT PENNIES

(1) $ .01 par value, 100,000 shares authorized, 65,500 shares issued and outstanding

(2) $ .01 par value, 500,000 shares authorized, issued, and outstanding

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company	as of __12/31/07__

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ | 167,012 | 3480 |

2. Deduct ownership equity not allowable for Net Capital .... 19(|) 3490 |

3. Total ownership equity qualified for Net Capital .... | 167,012 | 3500 |

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520 |

   B. Other (deductions) or allowable credits (List) .... | 3525 |

5. Total capital and allowable subordinated liabilities .... $ | 167,012 | 3530 |

6. Deductions and/or charges:

   A. Total non-allowable assets from 17 | 3540 |

   B. Secured demand note delinquency .... | 3590 |

   C. Commodity futures contracts and spot commodities –

      proprietary capital charges .... | 3600 |

   D. Other deductions and/or charges .... | 3610 | (   ) 3620 |

7. Other additions and/or allowable credits (List) .... | 3630 |

8. Net capital before haircuts on securities positions .... 20$ | 167,012 | 3640 |

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments .... $ | 3660 |

   B. Subordinated securities borrowings .... | 3670 |

   C. Trading and investment securities:

      1. Exempted securities .... 18 | 3735 |

      2. Debt securities .... | 3733 |

      3. Options .... | 3730 |

      4. Other securities .... 14,561 | 3734 |

   D. Undue Concentration .... | 3650 |

   E. Other (List) .... | 3736 | (14,561) 3740 |

10. Net Capital .... $ | 152,451 | 3750 |

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	American Classic Financial Company	as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 1,398	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 147,451	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 147,451	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 8,688	3790
17. Add:		3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810	0
C. Other unrecorded amounts (List)	$	3820 $ 8,688	3830
18. Total aggregate indebtedness		$ 6	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company

For the period (MMDDYY) from 1/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 195,300 [3935]
   b. Commissions on listed option transactions .... [3938]
   c. All other securities commissions .... [3939]
   d. Total securities commissions .... 195,300 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... 11,297 [3952]
4. Profit (loss) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... 23,865 [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... [3975]
8. Other revenue .... 29,423 [3995]
9. Total revenue .... $ 259,885 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....   30,571 [4120]
11. Other employee compensation and benefits ....   178,469 [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... [4195]
15. Other expenses .... 46,155 [4100]
16. Total expenses .... $ 255,195 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 4,690 [4210]
18. Provision for Federal income taxes (for parent only) .... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 4,690 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ -21,400 [4211]

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   American Classic Financial Company

For the period (MMDDYY) from 1/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 127,322	4240
A. Net income (loss)		4,690	4250
B. Additions	29 [4262)	35,000	4260
C. Deductions (Includes non-conforming capital of ...... $ [4272)			4270
2. Balance, end of period (From item 1800)		$ 167,012	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	NONE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER American Classic Financial Company	as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

    Name of clearing firm `30` Southwest Securities, Inc.   `4335`   X   `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
32 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
33 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
34 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
35 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`

Total $ 36   NONE `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

AMERICAN CLASSIC FINANCIAL COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:

Net income	$ 4,690

Adjustments to reconcile net gain to net
cash provided by operating activities:

Receivables from broker/dealers	339
Other receivables	-950
Securities owned, net	-37,695
Treasury stock	35,000
Accounts payable	-11,330
Net cash used by operating activities	-14,636
Net decrease in cash	-9,946
Cash at beginning of year	47,810
Cash at end of year	$ 37,864

See notes to financial statements.

American Classic Financial Company
Notes to Financial Statements

Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Pennsylvania. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

Security Transactions

The Company utilizes a clearing broker on a fully disclosed basis. The Company does not hold customer funds or securities. The agreement with the clearing broker expires in 2008. Proprietary securities transactions and any profit or loss arising from these transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at market value. Commission income and expenses are recorded on a trade date basis. Other investment fees are recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

AMERICAN CLASSIC FINANCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No, 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment, among others. During the year ended December 31, 2007, the Company did not have any components of comprehensive income to report.

2. Securities Owned

Marketable securities owned consist of trading and investment securities as follows:

Corporate stocks	$105,239
Corporate bonds	0
	$ 105,239

3. Income Taxes

All net operating losses available for carry forward were used in 2005. Income taxes for 2007 are $-0-.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had capital of $152,451, which was $112,190 in excess of its required net capital of $5,000. The Company had indebtedness at December 31, 2007 of $20,988.

AMERICAN CLASSIC FINANCIAL COMPANY
NET CAPITAL RECONCILIATION
For the Year Ended December 31. 2007

There is no reconciliation report required by SEC Rule 17a-5(d)(4) because there are no differences between the audited Computation of Net Capital and the corresponding unaudited FOCUS Part IIA for 12/31/2007.

NANCY G. HIGHAM, CPA, PC
11590 BLACK FOREST ROAD, SUITE 30
COLORADO SPRINGS, CO 80908
719-495-6153
800-337-4650

To the Board of Directors
American Classic Financial Company

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Financial Company for the year ended December 31, 2007, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of difference required by rule 217a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a

Board of Directors
American Classic Financial Company
Page 2

material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of American Classic Financial Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008.

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The president (and majority shareholder) of the Company is aware of the weakness in internal control: however, due to the size of the Company, the president does not believe it is practical to have additional accounting or bookkeeping personnel. The president has informed us that she reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

Nancy G. Higham, CPA, PC
February 22, 2008

NANCY G. HIGHAM, CPA, PC
11590 BLACK FOREST ROAD, SUITE 30
COLORADO SPRINGS, CO 80908
719-495-6153
800-337-4650

February 22, 2008

American Classic Financial Company
15745 Roller Coaster Road
Colorado Springs, CO 80921

RE: 12/31/07 Annual Audit

Dear Ms. Klein:

This Statement required by SEC Rule 17a-5(j) verifies that other than the Internal Control issue described in the Internal Control letter, there were no material inadequacies found to exist.

Nancy G. Higham, CPA, PC

Nancy G. Higham, CPA, PC

END